EON Resource Inc.
3730 Kirby Drive, Suite 1200
Houston, Texas 77098

July 14, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EON Resources Inc.
Post-Effective Amendment to Form S-1, as amended
Originally Filed June 12, 2025 File No. 333-284447

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, EON Resources Inc. (the “Company”) hereby requests that the above-captioned post-effective amendment (as amended, the “Post-Effective Amendment”) be declared effective at 4:30 p.m., Eastern Time, on Wednesday, July 16, 2025, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Post-Effective Amendment is effective does not foreclose the Commission from taking any action with respect to the Post-Effective Amendment. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Post-Effective Amendment. We understand that we may not assert staff comments to the Post-Effective Amendment or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Matthew Ogurick of Pryor Cashman LLP, at (212) 421-4100.

Very truly yours,

/s/ Dante Caravaggio
Dante Caravaggio
Chief Executive Officer

cc:	Matthew Ogurick, Esq.